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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Transactions Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________

1.   Name and Address of Reporting Person*

     Mastroianni                     Lisa
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     701 Harrison Street
--------------------------------------------------------------------------------
                                    (Street)

     Frenchtown,                     New Jersey             08825
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________

2.   Issuer Name and Ticker or Trading Symbol


     Discovery Laboratories, Inc. (DSCO)
________________________________________________________________________________

3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________

4.   Statement for Month/Year


     December 31, 1999
________________________________________________________________________________

5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

         Director of Clinical Research
         _______________________________

________________________________________________________________________________

7.   Individual or Joint/Group Reporting
     (check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                                                 Disposed of (D)                 Owned at the   Form:     7.
                                                                 (Instr. 3, 4 and 5)             End of         Direct    Nature of
                                      2.            3.           -----------------------------   Issuer's       (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date (Month/  Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year)     (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $1.380  9/30/1999   M(1)     A        9/30/1999  9/30/2009  Common   22,000
(right to buy)                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $3.00   1/1/1999    M(2)     A        1/1/1999   1/1/2009   Common   10,000
(right to buy)                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $4.44   6/16/1998   M(3)     A        6/16/1998  6/16/2008  Common    5,985
(right to buy)                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $4.44   6/16/1998   M(4)     A        6/16/1998  6/16/2008  Common    5,152             66,840     D      N/A
(right to buy)                                                                  Stock
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====================================================================================================================================

Explanation of Responses:

1. The option grants are subject to repurchase by Discovery upon the occurrence of certain events relating to the market price of the common stock of Discovery, the failure of Discovery to enter into certain collaboration agreements or a sale or merger of Discovery.

2. This option becomes vested as to 25% of the option shares on the date of the grant. The remaining 75% of the option shares are vested in three equal annual installments beginning with the first year anniversary of the date of the grant.

3. The Corporation's repurchase rights shall lapse and 100% of the option shares shall vest in the event the market capitalization of the Corporation exceeds $75 million, determined over a 30 day average.

4. The Corporation's repurchase right shall lapse and 100% of the option shares shall vest in the event that the
Corporation consummates a transaction having a total value of at least $20 million involving the development, clinical testing, regulatory approval, manufacturing and/or marketing of a portfolio compound.



      /s/ Lisa Mastroianni                                  February 11, 2000
By:  ----------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.